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RMFRANDSEN@AOL.COM
RMFRANDSEN@COMPUSERVE.COM


                                 June 28, 1999


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: David Leeb

         Re:      Esat, Inc.

Ladies and Gentlemen:

         ESat, Inc., withdraws its Form 10 filed May 11, 1999, filing and Amendments No. 1 and No. 2 thereto. This withdrawal is made as an accommodation to the Securities and Exchange Commission staff, who were unable to finish their review of eSat's filing within the 60 day statutory time period due to heavy workload requirements. ESat is simultaneously refiling its Form 10.

                                    Very truly yours,

                                    /s/ Russell M. Frandsen

                                    Russell M. Frandsen of
                                    RADCLIFF, FRANDSEN & DONGELL